UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CommunityOne Bancorp

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

20416Q108

(CUSIP Number)

John Monsky

Oak Hill Capital Management, LLC

65 East 55th Street, 32nd Floor,

New York, NY 10022

With a copy to:

Elizabeth Cooper, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017-3954

Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 November 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 20416Q108	Page 2 of 10 Pages

1	Names of Reporting Persons Oak Hill Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,589,136
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 5,589,136
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,589,136
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1) Calculation based on 24,292,349.892 shares of common stock of CommunityOne Bancorp (the “Issuer”) outstanding as of November 22, 2015, as represented by the Issuer in the Agreement and Plan of Merger (the “Merger Agreement”), dated November 22, 2015, by and between the Issuer and Capital Bank Financial Corp.

CUSIP No. 20416Q108	Page 3 of 10 Pages

1	Names of Reporting Persons Oak Hill Capital Management Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 183,561
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 183,561
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,561
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(2) Calculation based on 24,292,349.892 shares of common stock of the Issuer outstanding as of November 22, 2015, as represented by the Issuer in the Merger Agreement.

CUSIP No. 20416Q108	Page 4 of 10 Pages

1	Names of Reporting Persons OHCP GenPar III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,772,697
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 5,772,697
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,697
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (3)
14	TYPE OF REPORTING PERSON (see instructions) PN

(3) Calculation based on 24,292,349.892 shares of common stock of the Issuer outstanding as of November 22, 2015, as represented by the Issuer in the Merger Agreement.

CUSIP No. 20416Q108	Page 5 of 10 Pages

1	Names of Reporting Persons OHCP MGP Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,772,697
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 5,772,697
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,697
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (4)
14	TYPE OF REPORTING PERSON (see instructions) PN

(4) Calculation based on 24,292,349.892 shares of common stock of the Issuer outstanding as of November 22, 2015, as represented by the Issuer in the Merger Agreement.

CUSIP No. 20416Q108	Page 6 of 10 Pages

1	Names of Reporting Persons OHCP MGP III, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,772,697
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 5,772,697
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,697
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (5)
14	TYPE OF REPORTING PERSON (see instructions) OO

(5) Calculation based on 24,292,349.892 shares of common stock of the Issuer outstanding as of November 22, 2015, as represented by the Issuer in the Merger Agreement.

This Amendment No. 2, dated November 23, 2015 (this “Amendment No. 2”), supplements and amends the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on October 31, 2011 (the “Original Schedule 13D”), as supplemented and amended by Amendment No. 1 filed on December 30, 2014 (the “Amendment No. 1”; the Original Schedule 13D as supplemented and amended by the Amendment No. 1, the “Schedule 13D”) relating to the common stock, no par value per share (the “Common Stock”), of CommunityOne Bancorp, formerly known as FNB United Corp. (the “Issuer”) and is being filed on behalf of the Reporting Persons. Capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D. The number of shares presented herein reflects the effectiveness of a one-for-one hundred reverse stock split on October 31, 2011. Except as otherwise specified in this Amendment No. 2, items in the Schedule 13D remain unchanged.

Item 4.    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The Merger Agreement

On November 22, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and between the Issuer and Capital Bank Financial Corp., a Delaware Corporation (“CBF”), pursuant to which, at the Effective Time (as defined in the Merger Agreement), the Issuer will merge with and into CBF, and CBF will continue its corporate existence under the laws of the State of Delaware (the “Merger”). Additionally, at the Effective Time and subject to the terms and conditions of the Merger Agreement, each share of the Issuer’s Common Stock issued and outstanding immediately prior to the Effective Time (other than Exception Shares (as defined in the Merger Agreement)) will be converted into the right to receive, at the election of the holder but subject to proration, either:

(i)	$14.25 in cash without interest (the “Cash Consideration”; the shares of Issuer Common Stock electing to receive the Cash Consideration, the “Cash Election Shares”), or

(ii)	0.4300 shares of common stock of CBF (the “Stock Consideration”) (subject to the payment of cash in lieu of fractional shares).

The Support Agreement

Consummation of the Merger is subject to customary conditions, including the receipt of the Requisite Company Vote (as defined in the Merger Agreement) approving the Merger Agreement. In support of obtaining the Requisite Company Vote, and concurrently with the execution and delivery of the Merger Agreement on November 22, 2015, Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P. (together with Oak Hill Capital Partners III, L.P., the “Oak Hill Investors”) and CBF entered into a letter agreement (the “Support Agreement”), pursuant to which the Oak Hill Investors agreed to vote two-thirds of the shares of Issuer Common Stock beneficially owned by them (the “Investor Shares”) and entitled to vote at the Company Meeting (as defined in the Merger Agreement) (less any shares in excess of one-third of the Investor Shares that may have been sold by the Oak Hill Investors in compliance with the Support Agreement) (i) in favor of approval of the Merger Agreement and any other matter required to be approved by the shareholders of the Issuer to consummate the transactions contemplated by the Merger Agreement, (ii) against any proposal made in opposition to approval of the Merger Agreement and any alternative acquisition proposals and (iii) in favor of any postponement, recess or adjournment at any meeting of the shareholders of the Issuer relating to any of the matters set forth in the clauses (i) or (ii) if the Issuer has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Vote. The obligation of the Oak Hill Investors to vote the Investor Shares in favor of approval of the Merger Agreement and against alternative transactions will terminate and be of no further force or effect if the Merger Agreement shall have been amended or modified to reduce the amount of merger consideration or cause the receipt of the merger consideration to be taxable to the holders of Issuer Common Stock without the Oak Hill Investors’ written consent.

Pursuant to the Support Agreement, the Oak Hill Investors agreed not to offer, sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of CBF common stock owned directly or beneficially by the Oak Hill Investors (the “Post-Closing Lockup Restrictions”) for a period of three months following the effective time of the merger. During the period between the three-month anniversary and the six-month anniversary of the effective time of the Merger, the Oak Hill Investors will be subject to the Post-Closing Lockup Restrictions with respect to 50% of the shares of CBF common stock owned directly or beneficially by the Oak Hill Investors as of November 22, 2015. The Post-Closing Lockup Restrictions preclude the Oak Hill Investors and their controlled affiliates from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to result in a disposition of shares of CBF common stock, even if such shares of CBF common stock would be disposed of by someone other than the Oak Hill Investors. In addition, prior to November 22, 2016, the Oak Hill Investors agreed not to offer, sell, transfer, pledge or otherwise dispose of the Investor Shares or enter into any other voting arrangement with respect to the Investor Shares.

The Support Agreement provides that for so long as the Oak Hill Investors continue to beneficially own at least 75% of the shares of CBF common stock that the Oak Hill Investors received pursuant to the Merger (or, to the extent the Oak Hill Investors sell Investor Shares after November 22, 2016 but before the effective time of the Merger, would have received pursuant to the Merger had such sales not occurred) (provided that the Oak Hill Investors elected to receive at least 85% of their consideration for the Merger in the form of Stock Consideration), then at any meeting of CBF stockholders at which directors of CBF are to be elected, CBF shall nominate for election to its Board of Directors one person designated by the Oak Hill Investors (the “Oak Hill Designee”). CBF and the Oak Hill Investors agreed that Scott B. Kauffman will be the initial Oak Hill Designee and appointed to the Board of Directors of CBF as of the effective time of the Merger.

Under the Support Agreement, CBF agreed to prepare and file, upon written request from the Oak Hill Investors at any time following the two-year anniversary of the effective time of the Merger, a shelf registration statement (the “Shelf Registration Statement”) relating to the offer and sale of CBF common stock promptly (and in any event no more than fifteen (15) days) after receiving such a request. CBF further agreed to use its reasonable best efforts to keep such Shelf Registration Statement effective for so long as the Oak Hill Investors own shares of CBF common stock that cannot be sold without registration without regard to volume limitations set forth in Rule 144 of the Securities Act of 1933 and to provide other customary assistance to consummate the sale of the Oak Hill Investors’ shares of CBF common stock under such Shelf Registration Statement.

Pursuant to the Support Agreement, the Investment Agreement, dated April 26, 2011, by and between FNB United Corp. and the Oak Hill Investors (as amended, the “Investment Agreement”) will terminate as of the Effective Time, except that any indemnification obligations arising under the Investment Agreement with respect to the period prior to the effective time of the Merger will survive such termination.

The foregoing summary of the Support Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit 99.7 and incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

As of the date hereof, each of the Reporting Persons beneficially owns the number and percentage of shares of Common Stock issued and outstanding listed opposite its name:

Reporting Person	Amount Beneficially Owned	Percent of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Oak Hill Capital Partners III, L.P.	5,589,136	23.0%	5,589,136	0	5,589,136	0
Oak Hill Capital Management Partners III, L.P.	183,561	0.8%	183,561	0	183,561	0
OHCP GenPar III, L.P.	5,772,697	23.8%	5,772,697	0	5,772,697	0
OHCP MGP Partners III, L.P.	5,772,697	23.8%	5,772,697	0	5,772,697	0
OHCP MGP III, Ltd.	5,772,697	23.8%	5,772,697	0	5,772,697	0

(1)	Calculations based on 24,292,349.892 shares of common stock of the Issuer outstanding as of November 22, 2015, as represented by the Issuer in the Merger Agreement.

The general partner of each of the Oak Hill Funds is OHCP GenPar III, L.P., whose general partner is OHCP MGP Partners III, L.P., whose general partner is OHCP MGP III, Ltd.

Beneficial ownership reported in this Schedule 13D does not include beneficial ownership of shares of Common Stock held by Oak Hill Capital Management, LLC (“OHCM”). OHCM Management, LLC is the managing member of OHCM, and each are affiliates of the Reporting Persons. OHCM holds 3,354 shares of Common Stock issued to OHCM in connection with compensation awarded to employees of OHCM or its affiliates who serve as members of the Issuer’s board of directors, and includes 1,580 shares of unvested restricted stock, of which 815 shares vest based on stock performance and 765 shares vest on various dates, in each case in equal annual installments over three years from the dates of respective grants. The Reporting Persons disclaim that they and OHCM and OHCM Management, LLC are members of a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and further disclaim beneficial ownership of the shares of Common Stock which are held by OHCM.

None of the Related Persons beneficially owns any shares of Common Stock and each of the Related Persons expressly disclaims beneficial ownership of the shares of Common Stock referred to herein.

(c) Except as otherwise described herein, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has effected any transactions in Common Stock in the past 60 days.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented with the information contained in Item 4 of this Amendment No. 2, which is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following at the end of Item 7:

Exhibit 99.7	Support Agreement, dated as of November 22, 2015, between the Oak Hill Investors and CBF.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2015

OAK HILL CAPITAL PARTNERS III, L.P.
By:	OHCP GENPAR III, L.P., its general partner
By:	OHCP MGP Partners III, L.P., its general partner
By:	OHCP MGP III, LTD., its general partner

By:	/s/ John Monsky
John Monsky
Authorized Person

OAK HILL CAPITAL MANAGEMENT PARTNERS III, L.P.
By:	OHCP GENPAR III, L.P., its general partner
By:	OHCP MGP Partners III, L.P., its general partner
By:	OHCP MGP III, LTD., its general partner

By:	/s/ John Monsky
John Monsky
Authorized Person

OHCP GENPAR III, L.P.
By:	OHCP MGP PARTNERS III, L.P., its general partner
By:	OHCP MGP III, LTD., its general partner

By:	/s/ John Monsky
John Monsky
Authorized Person

OHCP MGP PARTNERS III, L.P.
By:	OHCP MGP III, LTD., its general partner

By:	/s/ John Monsky
John Monsky
Authorized Person

OHCP MGP III, LTD.

By:	/s/ John Monsky
John Monsky
Authorized Person